UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 26, 2015 (the “Closing Date”), FreeSeas Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with ALSA Holdings Ltd. (the “Investor”), pursuant to which, the Company sold a $500,000 principal amount convertible note (the “Note”) to the Investor for gross proceeds of $500,000 (the “Financing”).

The Note will mature on the one year anniversary of the Closing Date and will bear interest at the rate of 8% per annum, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The Note will be convertible into shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) at a conversion price equal to the lesser of (i) $0.3955 and (ii) 60% of the lowest volume weighted average price of the Common Stock during the 21 trading days prior to the conversion date (the Common Stock, as converted, the “Conversion Shares”).

If an event of default under the Notes occurs, upon the request of the holder of the Note, the Company will be required to redeem all or any portion of the Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of Common Stock issuable upon conversion of the Note, times (b) 127.5% of the highest closing sale price of the Common Stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The convertibility of the Note may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 4.99% of the Common Stock.

In addition, the Company reimbursed the Investor for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $20,000.

So long as the Note is outstanding, the Company is prohibited from entering into any transaction to (i) sell any common stock or securities convertible into or exercisable for the Company’s common stock pursuant to (A) Regulation S under the Securities Act of 1933, as amended (the “1933 Act”), (B) Section 3(a)(9) of the 1933 Act or (C) Section 3(a)(10) of the 1933 Act or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.”

The Company’s issuance of the Note and the Conversion Shares is exempt from registration under the 1933 Act, pursuant to the exemption from registration provided by Rule 903 of Regulation S.  The Investor represented that it is not a “U.S. person” as that term is defined in Rule 902 of Regulation S.  This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits hereto and are incorporated herein by reference. The transaction documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement, dated October 26, 2015, by and between the Company and the Investor
99.2	Form of Convertible Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 29, 2015	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer